Exhibit 16.1

Securities and Exchange Commission
Washington, D.C. 20549


April 5, 2004


Ladies and Gentlemen:

We were previously principal accountants for Global Industrial Services Inc. and, under the date of March 15, 2002, we reported on the consolidated financial statements of Global Industrial Services Inc. as of and for the year ended December 31, 2001. On February 4, 2003, we resigned. We have read Global Industrial Services Inc.'s statements included under Item 4 of its Form 8-K dated March 31, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Global Industrial Services Inc.'s statement that Manning Elliott was not engaged regarding the application of accounting principles to a specified transaction or type of audit opinion that might be rendered on Global Industrial Services Inc.'s consolidated financial statements.

Yours very truly





/s/ KPMG LLP
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Chartered Accountants

RGD/st